





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M&T Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Delaware Avenue, Suite 2000
(No. and Street)

Buffalo (City) NY (State) 14202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

726 Exchange Street, Suite 1010 (Address) Buffalo (City) NY (State) 14210 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Richard Marsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&T Securities, Inc., as of February 26th, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JAYSE PACELLI
NOTARY PUBLIC STATE OF NEW YORK
ONONDAGA
LIC. #01PA627854B
COMM. EXP. 03/25/2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M&T SECURITIES, INC.
Financial Statements and Supplemental Schedules
December 31, 2020

M&T SECURITIES, INC.
Index to Financial Statements
December 31, 2020



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of M&T Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M&T Securities, Inc. (the "Company") as of December 31, 2020, and the related statements of income, cash flows, and changes in shareholder's equity for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2020 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our

PricewaterhouseCoopers LLP, 726 Exchange Street, Suite 1010, Buffalo, NY 14210
T: (716) 856 4650, F: (716) 856 1208, www.pwc.com/us



opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Buffalo, New York
February 26, 2021

We have served as the Company's auditor since at least 1987. We have not been able to determine the specific year we began serving as auditor of the Company.

M&T SECURITIES, INC.
Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

Assets:

Cash on deposit with M&T Bank	$	8,480
Receivable from broker		45,945
Current income taxes receivable from M&T Bank		2,485
Deferred income taxes		1,366
Due from M&T Bank		344
Other assets		4,799
Total assets	$	63,419

Liabilities:

Accrued retail brokerage and advisory business exit costs	$	11,750
Clearing broker incentive payment		3,495
Accrued severance		2,344
Commissions payable		1,163
Other liabilities		3,483
Total liabilities		22,235

Shareholder's equity:

Common stock, no par value, 200 shares authorized, 30 shares issued and outstanding		75
Additional paid-in capital		32,306
Retained earnings		8,803
Total shareholder's equity		41,184
Total liabilities and shareholder's equity	$	63,419

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Income
Year Ended December 31, 2020
(In thousands)

Revenues:		
Commissions	$	36,159
Fees		44,111
Trading		2,112
Interest		159
Other		6,340
Total revenues		88,881
Expenses:		
Employee compensation and benefits		52,519
Services provided by affiliates		20,947
Retail brokerage and advisory business exit costs		11,750
Occupancy		2,540
Clearing broker fees		1,196
Other		5,347
Total expenses		94,299
Loss before income tax benefit		(5,418)
Income tax benefit		(1,246)
Net loss	$	(4,172)

See accompanying notes to financial statements.

4

M&T SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2020
(In thousands)

Cash flows from operating activities:	
Net loss	$ (4,172)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Stock-based compensation expense	956
Depreciation and amortization	60
Deferred income taxes	(840)
Net change in:	
Securities owned, at fair value	11,346
Receivable from broker	(20,874)
Current income taxes receivable from/ payable to M&T Bank	(2,583)
Deferred revenue	(1,416)
Due from M&T Bank	4,089
Accrued retail brokerage and advisory business exit costs	11,750
Accrued severance	2,184
Other, net	(445)
Net cash provided by operating activities	55
Cash flows from investing activities:	
Capital expenditures, net	(1)
Net increase in cash and cash equivalents	54
Cash and cash equivalents at beginning of year	8,426
Cash and cash equivalents at end of year	$ 8,480
Supplemental disclosure of cash flow information	
Interest received during the year	$ 327
Income taxes paid during the year	2,177

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2020
(In thousands)

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at January 1, 2020	$ 75	$ 31,279	$ 12,975	$44,329
Net loss	—	—	(4,172)	(4,172)
Stock-based compensation expense	—	956	—	956
Stock purchase plan	—	71	—	71
Balance at December 31, 2020	$ 75	$ 32,306	$ 8,803	$41,184

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Notes to Financial Statements
December 31, 2020

1. Organization and operations

M&T Securities, Inc. ("the Company") is a wholly owned subsidiary of M&T Bank and is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company provides securities brokerage, investment advisory, insurance and underwriting services.

The Company has an agreement with a clearing broker under which customer account records are maintained and individual securities and mutual fund transactions are executed. The Company sells mutual funds, fixed income and other securities, and annuity and insurance products in the banking offices of M&T Bank. The mutual fund and annuity activity is either cleared utilizing the clearing broker or self-cleared directly with the mutual fund or insurance companies. Life insurance products are self-cleared directly with insurance companies.

The Company acts as both principal and riskless principal on municipal, government, corporate and other fixed income securities transactions. As principal, securities are purchased from dealers at a market rate and held until sold to the customer. As riskless principal, the Company purchases securities from a dealer at a market rate and simultaneously sells the securities to the customer. Similarly, the transactions also occur where securities are purchased from clients. Revenues associated with these activities are included in trading revenues in the statement of income.

The Company participated in municipal underwriting activities as a senior manager, co-manager or selling group member through June when it ceased its municipal underwriting activities. The company participates in corporate underwriting as a joint book runner or co-manager. Revenues associated with these activities are included in fee revenues in the statement of income.

The Company is subject to applicable federal and state securities laws and regulations, the rules of the Financial Industry Regulatory Authority and the Municipal Securities Rulemaking Board, and state insurance laws and regulations.

2. Summary of significant accounting policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of significant accounting policies, continued

A summary of significant accounting policies used in the preparation of the financial statements follows:

Statement of cash flows

For purposes of the statement of cash flows, cash and cash equivalents consist of cash on deposit with M&T Bank.

Securities owned

Securities owned are stated at fair value. Realized gains and losses and unrealized changes in fair value of securities owned are included in trading revenues in the statement of income.

Commissions and fees

Annuities and mutual fund fees include commissions and trailer fees from the sale of open-end mutual funds and fixed and variable annuity products. Annuity and mutual fund commission revenue is recorded as income at the time of transaction execution. Trailer fees from annuities and mutual funds are accrued as earned.

Insurance service fees include commissions from the sale of life insurance products. Such commissions are recorded when the policy with customers is executed. Insurance renewal commissions are recognized upon subsequent renewal of the policy.

Brokerage commissions include commissions the Company earns from buying or selling securities on behalf of customers and are recorded on a trade date basis.

Asset management fees include fees earned on managed account investment products. Such fees are recognized as revenue as the Company's performance obligations are satisfied. The Company receives asset management and other distribution fees upon initial placement of customer funds as well as in future periods as such customers continue to hold amounts in those accounts.

Clearing broker fees and other expenses are recognized as incurred.

Clearing broker incentive payment

The clearing broker performs traditional operational functions including execution and clearing of trades and holding customer funds on behalf of the Company. In 2018, the Company received an incentive payment from its clearing broker as a result of an amendment of the clearing agreement. The payment was deferred and, along with the unamortized portion of a previous incentive payment, was being amortized on a straight-line basis over the life of the contract. During 2020, the amortization of the incentives resulted in the reduction of operating expenses of $874,000 for the Company which was reflected in other

2. Summary of significant accounting policies, continued

Clearing broker incentive payment, continued

expense in the statement of income. As noted in note 10, the Company provided formal notice of termination of the contract with its clearing broker in November 2020 which will result in the acceleration of the remaining unamortized incentive payment of $3,495,000 in 2021.

Stock-based compensation

Employees of the Company have been granted stock awards, comprised of restricted stock and restricted stock units of M&T Bank Corporation ("M&T"), the parent company of M&T Bank, under incentive compensation plans of M&T. In addition, a stock purchase plan provides eligible employees of M&T and its subsidiaries the right to purchase shares of M&T common stock at a discount through accumulated payroll deductions. Information regarding the incentive compensation plans of M&T is included in M&T's Annual Report (Form 10-K) as filed with the SEC.

The Company recognizes expense for stock-based compensation using the fair value method of accounting. Stock-based compensation expense is included in employee compensation and benefits expenses in the statement of income. As of December 31, 2020, unvested restricted stock awards granted to the Company's employees totaled 10,120 of restricted stock units. The unrecognized compensation expense associated with restricted stock awards was $310,000 as of December 31, 2020 which will be recognized over a weighted-average period of approximately one year.

Furniture and equipment

Furniture and equipment are stated at cost less accumulated depreciation and are included in other assets in the statement of financial condition. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, which are from three to ten years.

Income taxes

The Company is included in the consolidated federal and various combined state and local income tax returns of M&T. Pursuant to an intercompany tax sharing agreement with M&T, the Company remits tax payments to M&T Bank as if it filed a separate return and receives benefits for losses recognized in consolidation. The Company also files separate income tax returns in other state and local jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax effects attributable to differences between the financial statement value of existing assets and liabilities and their respective tax bases and carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

2. Summary of significant accounting policies, continued

Derivative financial instruments

Derivative financial instruments associated with the purchase and sale of municipal bonds are recorded at fair value and are classified as other assets and other liabilities, respectively, with resultant changes in fair value being recognized in trading account revenue in the statement of income. The Company does not offset derivative asset and liability positions in its financial statements. During 2019 the Company entered into a forward derivative contract to underwrite and purchase municipal bonds in the amount of $23,630,000 and an equally offsetting contract to sell those bonds. Those contracts settled in August 2020. The Company has no outstanding derivative contracts as of December 31, 2020.

Measurement of credit losses on financial instruments

Effective January 1, 2020 the Company adopted amended accounting guidance for the measurement of credit losses on financial instruments. The Company's financial assets are mainly comprised of receivables from clearing organizations. Based on portfolio composition, then current economic conditions, and reasonable and supportable forecasts of future conditions the expected credit losses on financial assets was immaterial to the Company's statement of financial condition at January 1 and December 31, 2020.

3. Revenue from contracts with customers

The Company recognizes revenue from contracts with customers when the performance obligations related to the services under the terms of a contract are satisfied. The Company's contracts generally do not contain terms that require significant judgement to determine the amount of revenue to recognize. The following table summarizes sources of the Company's revenue from contracts with customers during 2020.

	Commissionable Revenue	Insurance	Brokerage Services Revenue	Underwriting Revenue	Miscellaneous Revenue	Total
			(In thousands)			
Commissions	$ 29,607	6,552	—	—	—	$ 36,159
Fees	—	—	41,200	2,911	—	44,111
Other	—	—	—	—	6,340	6,340
	$ 29,607	6,552	41,200	2,911	6,340	$ 86,610

Commissionable revenue includes revenues from the sale of annuities, mutual fund, retirement and securities products. Commissionable revenues and insurance service fees are recognized at the time of transaction execution.

Brokerage services revenue is recognized as the Company's performance obligations are satisfied and include revenues related to administrative services, shareholder services and asset management.

Underwriting revenue includes revenues from corporate and municipal security issuances. Underwriting revenue from corporate security issuances is recorded when performance

3. Revenue from contracts with customers, continued

obligations are satisfied. Underwriting revenue from municipal bond issuances was recorded when the bonds were issued.

Miscellaneous revenue predominantly includes service charges on brokerage accounts and revenue sharing from preferred partners. Service charges on brokerage accounts include maintenance fees, termination fees and other transactional fees that are recognized on a monthly basis. Revenue sharing from preferred partners is earned for the marketing and suitable placement of customer funds into certain mutual fund and annuity products. Revenue is recorded as earned on the placement of mutual fund accounts and accrued on a quarterly basis for annuity accounts.

4. Fair value measurements

GAAP permits an entity to choose to measure eligible financial instruments and other items at fair value. The Company has not made any fair value elections at December 31, 2020.

Pursuant to GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy exists in GAAP for fair value measurements based upon the inputs to the valuation of an asset or liability.

- Level 1 — Valuation is based on quoted prices in active markets for identical assets and liabilities.
- Level 2 — Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active or by model-based techniques in which all significant inputs are observable in the market.
- Level 3 — Valuation is derived from model-based and other techniques in which at least one significant input is unobservable and which may be based on the Company's own estimates about the assumptions that market participants would use to value the asset or liability.

From time to time, the Company maintains a trading inventory, predominantly comprised of municipal notes and bonds, and corporate bonds. When applicable, valuation of investments in municipal and other bonds can generally be obtained through reference to quoted prices in less active markets for the same or similar securities or through model-based techniques in which all significant inputs are observable and, therefore, such valuations would be classified as Level 2.

The Company's financial instruments, such as cash, receivables from or payables to broker and other third parties, amounts due to/from M&T Bank and commissions payable not measured at fair value in the statement of financial condition are carried at amounts that the Company believes approximate fair value. Those financial instruments are classified as Level 2 because all significant inputs are observable, except for cash which is classified as Level 1.

5. Pension plans and other postretirement benefits

The Company participates in M&T's noncontributory defined benefit and defined contribution pension plans covering substantially all full-time employees. Pension benefits accrue to participants based on their level of compensation and number of years of service. M&T makes contributions to its funded qualified defined benefit pension plan as required by government regulation or as deemed appropriate by management after considering factors such as the fair value of plan assets, expected returns on such assets, and the present value of benefit obligations of the plan. The Company recognized a net periodic pension expense in 2020 related to the defined benefit plan of $400,000. The service cost component of that amount was an expense of $578,000 that is included in employee compensation and benefits expense and the other component representing a benefit of $(178,000) is included in other expenses in the statement of income.

Expense recorded by the Company in 2020 related to the defined contribution plan was $1,121,000 and is included in employee compensation and benefits expense.

The Company also participates in M&T's defined benefit postretirement health care and life insurance plans, which provide benefits for qualified retired employees who reached the age of 55 while working for M&T or its subsidiaries. Substantially all salaried employees are eligible to select coverage in the plans. The Company recognized postretirement benefits representing a benefit of $(78,000) in 2020. The service cost component of that net benefit was an expense of $22,000 and is included in employee compensation and benefits expense and the other component representing a benefit of $(100,000) is included in other expenses.

Additionally, the Company participates in M&T's retirement savings plan that is a defined contribution plan in which eligible employees may defer up to 50% of qualified compensation via contributions to the plan. The Company makes an employer matching contribution in an amount equal to 100% of an employee's contribution, up to 5% of the employee's qualified compensation. Employee benefits expense resulting from the Company's contributions to the retirement savings plan totaled $1,756,000 in 2020.

6. Income taxes

The components of income taxes (benefit) were as follows:

	(In thousands)
Current:	
Federal	$ (459)
State and local	53
Total current	(406)
Deferred:	
Federal	(641)
State and local	(199)
Total deferred	(840)
Total income tax benefit applicable to pre-tax loss	$ (1,246)

Total income tax benefit differed from the amount computed by applying the statutory federal income tax rate to loss before income taxes as follows:

	(In thousands)
Income tax benefit at statutory federal income tax rate	$ (1,138)
State and city income tax benefit, net of federal income tax effect	(115)
Other	7
	$ (1,246)

Net deferred tax assets were comprised of the following:

	(In thousands)
Severance Accrual	$ 610
Stock-based compensation	370
Other	406
Gross deferred tax asset	1,386
Depreciation and amortization	(20)
Net deferred tax asset	$ 1,366

The Company believes that it is more likely than not that the net deferred tax asset will be realized through taxable earnings or alternative tax strategies.

7. Related party transactions

Cash and cash equivalents

The Company maintains an operating checking account with M&T Bank.

Occupancy

The Company leases space within the banking offices of M&T Bank. The networking agreement between the Company and M&T Bank covers the activities of the Company on the premises of M&T Bank and remains in effect until terminated by either party with ninety days written notice. Pursuant to the terms of the networking agreement, the Company pays M&T Bank compensation for services provided by employees of M&T Bank in addition to an amount which would reasonably be charged to a non-affiliated entity for the same square footage of space as is utilized by the Company. Rent expense totaled $1,108,000 in 2020. The Company also occupies non-banking office space in facilities owned or rented by M&T Bank. Occupancy expenses related to those facilities amounted to $1,399,000 in 2020.

Due to/from M&T Bank

Amounts payable to or receivable from M&T Bank resulting from the transactions noted herein are generally settled on a monthly basis.

Services performed or provided by the Company

Revenues for commissions and clearing broker fees associated with services performed by the Company on behalf of affiliates are included in commissions and fee revenues in the statement of income and totaled $5,346,000 and $23,642,000, respectively, in 2020. Those affiliates included M&T, M&T Bank, Wilmington Trust, National Association, Wilmington Trust Investment Management, LLC ("WTIM"), Wilmington Funds Management Corporation, Wilmington Trust Investment Advisors, Inc. and Wilmington Trust Company. Included in the commissions and fee revenues were:

- Commissions earned by the Company in 2020 included those for providing administrative services for non-qualified retirement plans, such as rollover individual retirement accounts, and for institutional and wealth customer transactions. Commission revenues related to the administrative services provided for retirement accounts totaled $2,124,000 in 2020. Commission revenues associated with institutional and wealth customer transactions were $3,158,000 in 2020.

- Commissions earned by the Company associated with trade execution of M&T's common stock repurchases totaled $64,000 in 2020.

7. **Related party transactions, continued**

Services performed or provided by the Company, continued

- The majority of the fees earned from affiliates were associated with the sale and management of the WTIM Portfolio Architect product. During 2020, the Company received $22,775,000 for providing this service. The Company also received mutual fund shareholder services and 12b-1 fees from the Wilmington Funds, an affiliated open-end registered investment company. Those revenues totaled $560,000 and $307,000, respectively, in 2020.

Costs for data processing, personnel administration, legal and other services performed by affiliates on behalf of the Company totaled $20,947,000 in 2020.

8. **Net capital requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital calculated in accordance with SEC Rule 15c3-1 (see Schedule I) was $34,246,000 at December 31, 2020, which was $32,763,000 in excess of the minimum required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.65 to 1 at December 31, 2020.

9. **Contingent liabilities**

In the normal course of business, the Company executes transactions on behalf of customers. If such transactions do not settle because of failure to perform by a party to the transaction the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction. The Company has not incurred any material losses as a result of this type of nonperformance.

The Company clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has not incurred any material losses as a result of these guarantees.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker with which it conducts business.

The Company is subject, in the normal course of business, to various pending and threatened legal proceedings in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate that the aggregate ultimate liability, if

9. Contingent liabilities, continued

any, arising out of litigation pending and threatened against the Company will be material to the Company's financial position, but at the present time is not in a position to determine whether such litigation will have a material adverse effect on the Company's results of operations in any future reporting period.

10. M&T Bank Corporation strategic relationship with LPL Financial

On July 29, 2020 M&T Bank Corporation announced that it had entered into an agreement with LPL Financial to provide support for the retail brokerage and advisory business currently offered through the Company with an expected transition date to M&T Bank mid-2021. Subsequent to the transition to the platform of LPL Financial, the Company will provide services as an institutional broker-dealer focused on supporting corporate clients through such offerings as securities underwriting and institutional equity trading.

In November 2020, as a result of this business model change, the Company formally notified its existing clearing broker of the termination of its clearing agreement which will result in a termination fee and customer account transfer fees for which the Company accrued $11,750,000 at December 31, 2020. The final amount payable to the clearing broker is subject to change predominantly based on the number of accounts that ultimately get transferred to LPL Financial's platform. However, any such change is not expected to have a material effect on the Company's financial statements.

Certain employees of the Company will transfer to M&T Bank to comprise the retail brokerage and advisory business with a portion of support staff being displaced for which the Company accrued severance and benefit-related expenses of $2,467,000 at December 31, 2020. Severance expense has been reflected in the income statement under the caption "Employee compensation and benefits."

11. Impact of Coronavirus Disease 2019

The United States has been operating under a state of emergency related to the Coronavirus Disease 2019 ("COVID-19") pandemic since March 13, 2020. The direct and indirect effects of the COVID-19 pandemic resulted in a dramatic reduction in economic activity, increased volatility in financial markets and a low interest rate environment resulting from actions initiated by the Federal Reserve in March 2020 to reduce market interest rates. As a result, the Company's business, financial condition, capital and results of operations have been, and will likely continue to be, affected by the COVID-19 pandemic. The duration of the COVID-19 pandemic and impact on the Company's future financial results cannot be reasonably estimated.

M&T SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
(In thousands)

Net capital

Shareholder's equity	$	41,184
Adjustment for non-allowable assets:		
Deferred income taxes		1,366
Due from M&T Bank		344
Furniture and equipment		127
Various asset accounts not offset against related liabilities		5,101
Net capital before haircut on securities positions		34,246
Haircut on securities positions		-
Net capital		34,246
Required net capital (6 2/3% of aggregate allowable indebtedness of $22,235)		1,483
Excess net capital	$	32,763

There is no difference in the amount of net capital presented above and the amount reported by the Company in Part II of Form X-17A-5 as of December 31, 2020.

M&T SECURITIES, INC.
Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Company claims exemption under Rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with the conditions of exemption under paragraph (k)(2)(ii) of Rule 15c3-3 dealing with introducing brokers.



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of M&T Securities, Inc.

We have reviewed M&T Securities Inc.'s assertions, included in the accompanying M&T Securities, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2020 except as described in its exemption report with respect to the exceptions listed in Appendix A to this report. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2020.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Buffalo, New York
February 26, 2021

Appendix A

List of Exceptions reported by M&T Securities, Inc.
During the year ended December 31, 2020

Number of Exceptions	Nature of Exceptions	Dates of Exceptions
3	Checks were transmitted after 12 PM of the business day following receipt due to the Company's delay in depositing/transmitting the checks.	02/14/2020, 02/18/2020, 09/09/2020



Report of Independent Accountants

To the Board of Directors and Management of M&T Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by M&T Securities, Inc. and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of M&T Securities, Inc. for the year ended December 31, 2020, solely to assist the specified parties in evaluating M&T Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for M&T Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Payment dated July 29, 2020 in the amount of $31,832 was compared to the July 29, 2020 outgoing Citi Bank wire Transfer from M&T Securities Operations to SIPC and to the journal entry dated July 29, 2020 which debited General Ledger Account #4621000 Professional Services Other, obtained from Michael Sfeir/Financial Analyst/M&T Securities, Inc., noting no differences.

    b. Payment dated January 19, 2021 in the amount of $30,699 compared to the January 20, 2021 outgoing Citi Bank wire Transfer from M&T Securities Operations to SIPC and to the journal entry dated January 20, 2021 which debited General Ledger Account #4621000 Professional Services Other, obtained from Michael Sfeir/Financial Analyst/M&T Securities, Inc., noting no differences.

2. Compared the Total Revenue amount (in thousands) of $88,881 reported on page 4 of the audited Form X-17A-5 Part III for the year ended December 31, 2020 to the Total revenue amount of $88,881,656 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2020, noting a difference of $656 due to rounding.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared additions on item 2b, line 6, "Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities" of $1,536 to the net amount of activity within Account AMT890681 on the Pershing IBD Activity Summary for the period January 1, 2020 to December 31, 2020, provided by Michael Sfeir/Financial Analyst/M&T Securities, Inc., noting no differences.

PricewaterhouseCoopers LLP, 726 Exchange Street, Suite 1010, Buffalo, NY 14210
T: (716) 856 4650, F: (716) 856 1208, www.pwc.com/us



b. Compared deductions on item 2c, line 1, "Revenues from the distribution of shares of a registered open-end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory separate accounts, rendered to registered investment companies or insurance company separate accounts, and from transactions in securities futures products" of $45,276,995 to the aggregate amounts of General Ledger Accounts #3515311 Annuity Trailers, #3515318 Fixed Annuities, #3515319 Variable Annuities, #3515306 Revenue Sharing Annuity, #3515303 12B1 Trailer Fees, #3515304 Mutual Fund Revenue, #3515305 Revenue Sharing Mutual Funds, #3517040 Direct Mail Revenue, #3521500 Insurance Revenue – 1st Year, and #3521501 Insurance Revenue – Renewal on the Hyperion MFA GLR695 Report for Company 008 (M&T Securities, Inc.) for the year ended December 31, 2020, provided by Michael Sfeir/Financial Analyst/M&T Securities, Inc., noting no differences.

c. Compared deductions on item 2c, line 3, "Commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities transactions" of $1,195,688 to General Ledger Account #4643100 Security Clearance Fees Domestic on the Hyperion MFA GLR695 Report for Company 008 (M&T Securities, Inc.) for the year ended December 31, 2020, provided by Michael Sfeir/Financial Analyst/M&T Securities, Inc., noting no differences.

d. Compared deductions on item 2c, line 6, "100% of commissions and markups earned from transactions in (i) certifications of deposits and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date" of $725,666 to the sum of a query of the Compass and M&O Transaction File for the period from 01/01/2020 to 06/30/2020 returning Revenue from Trades of Securities with Maturities Less Than 273 Days of $464,260.22 and a query of the Compass and M&O Transaction File for the period 07/01/2020 to 12/31/2020 returning Revenue from Trades of Securities with Maturities Less Than 273 Days of $261,406.09, provided by Michael Sfeir/Financial Analyst/M&T Securities, Inc., noting no differences.

e. Compared deductions on item 2c, line 7, "Direct expenses of printing advertising and legal fees incurred in connection with our revenue related to securities business (revenue defined by Section 18(9)(L) of the Act)" of ($2,686) to General Ledger Account #4878003 Gain on Sale of F/A on the Hyperion MFA GLR695 Report for Company 008 (M&T Securities, Inc.) for the year ended December 31, 2020, provided by Michael Sfeir/Financial Analyst/M&T Securities, Inc., noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $41,687,529 and $62,531, respectively of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or

2


pwc

conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Board of Directors of M&T Securities, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Buffalo, NY
February 26, 2021

3

M&T Securities, Inc.

285 Delaware Avenue • Suite 2000 • Buffalo, NY 14202-1885

February 26, 2021

PricewaterhouseCoopers LLP
726 Exchange St. Suite 1010
Buffalo, NY 14210

We are providing this letter in connection with your audit of the financial statements of M&T Securities, Inc. (the "Company") as of December 31, 2020 and for the year then ended for the purpose of expressing an opinion as to whether such financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of M&T Securities, Inc. in conformity with accounting principles generally accepted in the United States of America. We acknowledge and confirm that we have fulfilled our responsibility, as set out in our engagement letter of October 29, 2020, for the preparation and fair presentation in the financial statements of financial position, results of operations, and of cash flows in conformity with generally accepted accounting principles, including the appropriate selection and application of accounting policies.

We are also providing this letter in connection with your review of the Company's assertions under SEC Rule 17a-5 with respect to:

(1) the exemption provision of 17 C.F.R. § 240.15c3-3 under which the Company claims exemption, and

(2) whether or not the Company has met the identified exemption provision throughout the year ended December 31, 2020

for the purpose of expressing moderate assurance that there are no material modifications that should be made to the Company's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Certain representations in this letter are described as being limited to those matters that are material. Materiality is entity specific. The omission or misstatement of an item in a financial report is material, regardless of size, if in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. Materiality used for purposes of these representations is $160,000.

We confirm, to the best of our knowledge and belief, as of February 26, 2021, the date of your reports, the following representations made to you during your audit and examination:

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America (GAAP), and include all disclosures necessary for such fair presentation and disclosures otherwise required to be included therein by the laws and regulations to which the Company is subject. We have prepared the Company's financial statements on the basis that the Company is able to continue as a going concern. There are no conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are issued.

M&T Securities, Inc.

285 Delaware Avenue • Suite 2000 • Buffalo, NY 14202-1885

2. We have made available to you:

   a. All financial records and related data, including the names of all related parties and all relationships and transactions with related parties.

   b. Support for any assertion that a transaction with a related party was conducted on terms equivalent to those prevailing in an arm's-length transaction.

   c. Unconditional access to persons within the entity from whom you have requested audit evidence.

   d. All minutes of the meetings of stockholders, directors, and audit or other committees of directors, and summaries of actions of recent meetings for which minutes have not yet been prepared. The most recent meeting held was by the Board of Directors of M&T Securities, Inc. on October 29, 2020.

   e. All changes to the Company's organizational structure that have resulted in new affiliates/beneficial owners, as defined in Rule 2-01 of Regulation S-X, during the period ended December 31, 2020 or are expected to result in new affiliates/beneficial owners, as a result of mergers, acquisitions, investments or establishment of new entities. The independence rules encompass not only the Company, but also its affiliates and beneficial owners, as defined in Rule 2-01 of Regulation S-X.

3. We have appropriately reconciled our books and records (e.g., general ledger accounts) underlying the financial statements to their related supporting information (e.g., sub ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements, as necessary. There were no material unreconciled differences or material general ledger suspense account items that should have been adjusted or reclassified to another account balance. There were no material general ledger suspense account items written off to a balance sheet account, which should have been written off to an income statement account and vice versa. All intra-**entity** accounts have been eliminated or appropriately measured and considered for disclosure in the financial statements.

4. There have been no communications from regulatory agencies concerning non-compliance with or deficiencies in financial reporting practices.

5. There are no material transactions, agreements or accounts that have not been properly recorded in the accounting records underlying the financial statements.

6. The effect of the out-of-period adjustment was $881,538 recorded within the 'Other Revenues' financial statement line item. The effect is immaterial to the financial statements taken as a whole and the supplemental schedules considered in relation to the financial statements taken as a whole.

7. We acknowledge and confirm that we have fulfilled our responsibility, as set out in our engagement letter of October 29, 2020, for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error and we have disclosed to you all deficiencies in the design or operation of internal control over financial reporting of which we are aware.

8. We acknowledge our responsibility for the design and implementation of programs and controls to provide reasonable assurance that fraud is prevented and detected.

M&T Securities, Inc.
285 Delaware Avenue • Suite 2000 • Buffalo, NY 14202-1885

9. We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud and we have no knowledge of any fraud or suspected fraud affecting the Company involving:

    a. Management,

    b. Employees who have significant roles in internal control over financial reporting, or

    c. Others where the fraud could have a material effect on the financial statements.

10. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

(As to items 8, 9 and 10, we understand the term "fraud" to mean those matters described in PCAOB AS 2401 (PCAOB AU 316).)

11. There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.

12. There have been no violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

13. The Company has no plans or intentions that may materially affect the carrying value of assets and liabilities.

14. The following, if material, have been properly recorded or disclosed in the financial statements:

    a. Relationships and transactions with related-parties, as described in Accounting Standards Codification (ASC) 850, *Related Party Disclosures*, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

15. There are no:

    a. Guarantees, whether written or oral, under which the Company is contingently liable.

    b. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with ASC 275, *Risks and Uncertainties*, 275-10-50. (Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.)

16. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral, except as disclosed in the financial statements.

17. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of non-compliance.

18. All receivables have been appropriately reduced to their estimated net realizable value. We have considered all reasonably available information about past events, current conditions, and reasonable and supportable forecasts of future events and economic conditions and where applicable, we have recognized an appropriate loss allowance.

M&T Securities, Inc.
285 Delaware Avenue • Suite 2000 • Buffalo, NY 14202-1885

19. All liabilities of the Company of which we are aware are included in the financial statements at the balance sheet dates. There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed by ASC 450, *Contingencies*, and no unasserted claims or assessments that our legal counsel has advised us are probable of assertion and required to be disclosed in accordance with that Topic.

20. We are responsible for all significant estimates and judgments affecting the financial statements. The methods, underlying data, and significant assumptions used in developing accounting estimates and the related disclosures are reasonable and appropriate to achieve recognition, measurement, or disclosure in the financial statements, in accordance with accounting principles generally accepted in the United States of America. The methods used in developing accounting estimates have been consistently applied in the period presented and the data used in developing accounting estimates is accurate and complete. Accounting estimates and judgments appropriately reflect management's intent and ability to carry out specific courses of action, where relevant. There have been no subsequent events that would require the adjustment of any significant estimates and related disclosures.

21. The Company does not have outstanding a past-due share of its accounting support fees collectible by the Public Company Accounting Oversight Board.

22. We acknowledge our responsibility for the fair presentation of the supplemental information required by SEC Rule 17a-5 and the form and content of that information, in conformity with SEC Rule 17a-5. We believe such information, including its form and content, is fairly stated, in all material respects. The methods of measurement or presentation have not changed from those used in the prior period. There are no significant assumptions or interpretations underlying the measurement or presentation of the information. The information complies, in all material respects, with SEC Rule 17a-5.

23. Net capital computations prepared by the Company during the period from January 1, 2020 through February 26, 2021, indicated that the Company was in compliance with the requirements of 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") (and applicable exchange and self-regulatory organization requirements) at all times during the period.

24. We have had no 17a-11 communications with regulators.

Exemption report assertions

25. We are responsible for compliance with the identified exemption provision throughout the year ended December 31, 2020.

26. The Company's assertions that it claimed exemption under the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and that it met the identified exemption provision throughout the year ended December 31, 2020 except as described in its exemption report is the responsibility of management.

27. We have made available to you all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of your report.

28. There were no known events or other factors that might significantly affect the Company's compliance with the identified exemption provisions subsequent to the period addressed in the Company's assertions.

M&T Securities, Inc.

285 Delaware Avenue • Suite 2000 • Buffalo, NY 14202-1885

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

DocuSigned by:

Richard Marsh

4E3BB0625675403...

Mr. Richard Marsh

President

DocuSigned by:

James A. Stark

6C0FDD78DFC04AA...

Mr. James Stark

Administrative Vice President and FinOp

Investment and Insurance Products: • Are NOT Deposits • Are NOT FDIC-Insured • Are NOT InsuredBy Any Federal Government Agency • Have NO Bank Guarantee • May Go Down In Value

Brokerage services and insurance products are offered by M&T Securities, Inc. (member FINRA/SIPC), not by M&T Bank.   M&T Securities, Inc. is licensed as an insurance agent and acts as agent for insurers. Insurance policies are obligations of the insurers that issue the policies. Insurance policies may not be aviable in all states.

M&T Securities, Inc.

285 Delaware Avenue • Suite 2000 • Buffalo, NY 14202-1885

February 26, 2021

PricewaterhouseCoopers LLP
726 Exchange St., Suite 1010
Buffalo, NY 14210

We are providing this letter in connection with your performance of the procedures related to the General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation ("SIPC") as required by Rule 17a-5(e)(4) of the Securities Exchange Act of 1934.

We confirm, to the best of our knowledge and belief, as of February 26, 2021, the date of your report related to your performance of the procedures related to the General Assessment Reconciliation (Form SIPC-7), the following representations made to you during your engagement:

1. We have made all assessment payments to the Securities Investor Protection Corporation ("SIPC") as required for the year ended December 31, 2020. The SIPC assessment payments reported by the Company on Form SIPC-7 are in compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2020.

2. We are responsible for the Form SIPC-7 and the assertion above related thereto.

3. We and SIPC are responsible for selecting the criteria to be used in the determination of the findings and determining that the criteria are appropriate for our purposes.

4. We are responsible for the sufficiency of the procedures you performed for our purposes.

5. We have made available to you:

    a. all information necessary to perform the agreed-upon procedures.

    b. unrestricted access to personnel of the Company from whom you have requested information.

6. We are responsible for the completeness and accuracy of the information supplied to you.

7. There are no known matters contradicting the Form SIPC-7 or assertion related thereto.

8. There are no communications from regulatory agencies or others affecting the Form SIPC-7 or assertion related thereto, including communications received between January 19, 2021 and the date of your report.

9. We are not aware of any material misstatements in the Form SIPC-7 or assertion related thereto.

10. We have no knowledge of any actual, suspected or alleged fraud or noncompliance with laws or regulations affecting the Form SIPC-7.

11. To the best of our knowledge and belief, no events have occurred subsequent to January 19, 2021 and through the date of this letter that would have a material effect on the Form SIPC-7 or assertion related thereto.

M&T Securities, Inc.

285 Delaware Avenue • Suite 2000 • Buffalo, NY 14202-1885

DocuSigned by:

Richard Marsh

4E3BB0625675403...

Mr. Richard Marsh

President

DocuSigned by:

James A. Stark

6C0FDD78DFC04AA...

Mr. James Stark

Administrative Vice President and FinOp

M&T Securities, Inc.

285 Delaware Avenue, Suite 2000, Buffalo, NY 14202

M&T Securities, Inc.'s Exemption Report

M&T Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2020 except as described below:

Number of exceptions	Nature of exceptions	Date(s) of exceptions
3	Checks were transmitted after 12 PM of the business day following receipt due to the Company's delay in depositing/transmitting the checks.	02/14/2020, 02/18/2020, 09/09/2020

M&T Securities, Inc.

I, Richard Marsh, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Richard Marsh
4E3BB0625675403...

/s/ Richard Marsh

By: Richard Marsh

Title: President

2/26/2021

SIPC-7 (36-REV 12/18)

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

35185 FINRA DEC
M&T Securities Inc.
ATTN: Carol Goulding
285 Delaware Ave. STE 2000
Buffalo, NY 14202-1869

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Sfeir - 716.651.4784

2. A.	General Assessment (item 2e from page 2)	$62,531
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/29/20 (Date Paid)	(31,832)
C.	Less prior overpayment applied	(0.00)
D.	Assessment balance due or (overpayment)	30,699
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0.00
F.	Total assessment balance and interest due (or overpayment carried forward)	$30,699

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $30,699

H. Overpayment carried forward $(0.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M&T Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19th day of January, 20 21

FIN-OP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/20
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$88,881,656
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	1,536
(7) Net loss from securities in investment accounts.	
Total additions	88,883,192
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	45,276,995
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,195,688
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	725,666
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	(2,686)
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0.00	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0.00	
Enter the greater of line (i) or (ii)	
Total deductions	47,195,663
2d. SIPC Net Operating Revenues	$41,687,529
2e. General Assessment @ .0015	$62,531

(to page 1, line 2.A.)